UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2017

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: August 3, 2017

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES SECOND QUARTER 2017 RESULTS

Camtek becomes a pure-play semiconductor company;
Expects continued growth with 15% operating margin in Q4-2017

MIGDAL HAEMEK, Israel – August 3, 2017 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter ended June 30, 2017.

Recent Highlights
•	Signed an agreement to sell the PCB business for up to $35 million;
•	Reached final settlement with Rudolph Technologies; and
•	Adjusted FIT related expenses to a run rate of $100-125K per quarter.

Financial Highlights of the Second Quarter 2017
•	Total revenues (including revenue from the discontinued PCB operations) were $34.3 million, ahead of the guidance range;
•	Record revenues in the semiconductor segment of $22.7 million, up 14% year over year;
•	GAAP net loss of $3.9 million; mainly due to the $13 million settlement charge
•	Non-GAAP net income of $3.8 million;
•	Strong operating cash flow of $3.8 million; end of quarter net cash of $27.1 million;

Guidance for the Second Half of 2017

Due to the significant business changes that Camtek has undergone, Camtek is providing additional metrics to enable investors and analysts to better model the new business structure for the remainder of 2017.

Third quarter revenues (semiconductors only) are expected to be between $23-24 million, a year-over-year increase of 12% with gross margins at around 50% and double-digit operating margins.

Fourth quarter revenues are expected to be slightly higher than those of the third quarter while operating costs are expected to reduce and benefit from the reduction in legal and FIT expenses. Non-GAAP operating margins are expected to improve to an approximately 15% in the fourth quarter of 2017 with continued improvement in 2018.

Due to the expected sale of Camtek’s PCB business, the results of this unit ceased to be consolidated into Camtek’s financial statements and are accounted for as discontinued operations in both the current period ended June 30, 2017 as well as the comparative periods. Following the settlement with Rudolph Technologies, there is a one-time charge of $13 million on GAAP net income in the second quarter 2017 results. This amount is excluded from the non-GAAP results. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Rafi Amit, Camtek’s CEO, commented, “The past few months have been very significant for Camtek from a strategic perspective. We are divesting our PCB business at a time of positive momentum in that sector, to a Shanghai-based private equity fund. Following our decision to focus on ink development and a strategic cooperation with a world leading ink developer and manufacturer, we managed to adjust our FIT-related expenses. We also settled outstanding IP litigation which has been an overhang for more than a decade, and this allows us to significantly reduce our ongoing legal-related expenses. Following these initiatives, Camtek has now become a focused semiconductor inspection and metrology company. We have a very strong balance sheet, opening up many potential opportunities on which we intend to capitalize. Our goal is to cement ourselves as the leading advanced packaging inspection and metrology Company for the semiconductor industry.”

 “Looking ahead, we expect to see longer-term higher revenue growth rates for Camtek. Additionally, we expect to demonstrate higher gross margins and lower operating expenses, leading to significantly improved operating margins. This should be evident already in the coming quarters, and we expect our fourth quarter results to demonstrate approximately 15% operating margin with potential for further improvement in 2018,” continued Mr. Amit.

Concluded Mr. Amit, “We believe the recent actions we have taken will enable the value in Camtek to become more apparent and increase shareholder value. We look forward to taking our business to the next level over the coming years, with even greater vigor and focus.”

Second Quarter 2017 Financial Results

Revenues for the second quarter of 2017 were $22.7 million. This compares to second quarter 2016 revenues of $19.8 million, a growth of 14%. Revenues do not include those of the PCB business, whose sale is expected to close in the third quarter, which are accounted for as discontinued operations.

Gross profit on a GAAP and non-GAAP basis in the quarter totaled $11.2 million (49.2% of revenues), compared to $10.0 million (50.5% of revenues) in the second quarter 2016. The variance in the gross margin is a function of the product and sales mix in the quarter.

Operating loss on a GAAP basis in the quarter totaled $11.0 million, compared to an operating income of $0.8 million (3.9% of revenues), in the second quarter 2016. This includes the one-time $13 million charge for the Rudolph settlement.

Operating profit on a non-GAAP basis in the quarter totaled $2.1 million (9.2% of revenues), compared to $0.9 million (4.5% of revenues), in the second quarter 2016.

Net loss on a GAAP basis in the quarter totaled $3.9 million, or $0.11 per share. This compares to net income of $1.3 million, or $0.04 per diluted share, in the second quarter 2016. This includes a deferred tax income of $5.5 million and the results of the discontinued operations.

Net income on a non-GAAP basis in the quarter totaled $3.8 million, or $0.11 per diluted share. This compares to net income of $1.5 million, or $0.04 per diluted share, in the second quarter 2016.

Cash and cash equivalents as of June 30, 2017 were $27.1 million compared to $24.3 million as of March 31, 2017. The $13 million settlement amount is expected to be paid in the third quarter. The Company reported a positive operating cash flow of $3.7 million during the quarter.

Conference Call

Camtek will host a conference call today, August 3, 2017, at 9:00 am ET.

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, VP Head of the Semiconductors Division will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 407 2553	at 9:00 am Eastern Time
Israel:	03 918 0610	at 4:00 pm Israel Time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional inkjet printing.

This press release is available at www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude: (i) settlement expenses; (ii) tax benefits; (iii) share based compensation expenses; (iv) write off of inventory and fixed-assets related to the discontinued FIT product line; and (v) revaluation of liabilities with respect to the acquisition of Printar, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.

Consolidated Balance Sheets

(In thousands)

	June 30,	December 31,
	2017	2016
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	27,122	19,740
Trade accounts receivable, net	21,371	22,066
Inventories	20,681	16,647
Due from affiliated companies	367	-
Other current assets	1,506	2,039
Deferred tax asset	4,649	894
Current assets held for sale	27,030	25,018

Total current assets	102,726	86,404

Fixed assets, net	15,618	13,725

Long-term inventory	1,390	1,461
Deferred tax asset	4,894	3,179
Other assets, net	270	270
Intangible assets, net	474	519

	7,028	5,429

Total assets	125,372	105,558

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	12,515	10,304
Other current liabilities	29,308	14,722
Due to affiliated companies	-	18
Current liabilities held for sale	9,423	6,482

Total current liabilities	51,246	31,526

Long term liabilities
Liability for employee severance benefits	928	667
	928	667

Total liabilities	52,174	32,193

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at June 30, 2017 and at December 31, 2016;
37,490,367 issued shares at June 30, 2017 and 37,440,552 at December 31, 2016;
35,397,911 shares outstanding at June 30, 2016 and 35,348,176 at December 31, 2016	148	148
Additional paid-in capital	76,874	76,463
Accumulated losses	(1,926)	(1,348)
	75,096	75,263
Treasury stock, at cost (2,092,376 as of June 30, 2017 and December 31, 2016)	(1,898)	(1,898)

Total shareholders' equity	73,198	73,365

Total liabilities and shareholders' equity	125,372	105,558

*          On July 18, 2017, Camtek signed a definitive agreement with an affiliate of Principle Capital, a Shanghai-based privet-equity fund, to sell its PCB business. In accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), the financial position and results of operations of the PCB business are presented as discontinued operation and, as such, have been excluded from continuing operation for all period presented.

Camtek Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	43,828	36,669	22,682	19,835	79,228
Cost of revenues	22,384	18,665	11,527	9,828	41,807
Reorganization and impairment	-	-	-	-	4,931

Gross profit	21,444	18,004	11,155	10,007	32,490

Research and development costs	6,852	6,497	3,413	3,295	12,630
Selling, general and administrative expenses	11,159	10,887	5,754	5,936	21,900
Reorganization and impairment	-	-	-	-	(4,059)
Expenses from settlement	13,000	-	13,000	-	-

Operating income (loss)	(9,567)	620	(11,012)	776	2,019

Financial expenses, net	(209)	(379)	(56)	(160)	(847)

Income (loss) from continuing operations
before income taxes	(9,776)	241	(11,068)	616	1,172

Income tax benefit (expense)	5,364	(147)	5,404	(108)	(303)

Income (loss) from continuing operations	(4,412)	94	(5,664)	508	869

Discontinued operation
Income from discontinued operation
Income before tax benefit (expense)	4,339	1,499	1,981	984	4,450
Income tax benefit (expense)	(505)	(284)	(194)	(207)	(585)

Income from discontinued operation	3,834	1,215	1,787	777	3,865

Net income (loss)	(578)	1,309	(3,877)	1,285	4,734

Net income (loss) per ordinary share:

Basic earnings from continuing operation	(0.12)	0.00	(0.16)	0.01	0.02

Basic earnings from discontinued operation	0.11	0.03	0.05	0.02	0.11

Diluted earnings from continuing operation	(0.12)	0.00	(0.16)	0.01	0.02

Diluted earnings from discontinued operation	0.11	0.03	0.05	0.02	0.11

Weighted average number of ordinary shares outstanding:

Basic	35,359	35,348	35,369	35,348	35,348

Diluted	35,359	35,359	35,369	35,358	35,376

*          On July 18, 2017, Camtek signed a definitive agreement with an affiliate of Principle Capital, a Shanghai-based privet-equity fund, to sell its PCB business. In accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), the financial position and results of operations of the PCB business are presented as discontinued operation and, as such, have been excluded from continuing operation for all period presented.

Camtek Ltd.

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2017	2016	2017	2016	2016
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	(578)	1,309	(3,877)	1,285	4,734

Settlement expense, net of tax (1)	12,025	-	12,025	-	-
Realization of deferred tax assets (2)	(4,495)	-	(4,495)	-	-
Effect of FIT reorganization (3)	-	-	-	-	872
Acquisition of Sela and Printar related expenses (4)	-	183	-	93	183
Share-based compensation	184	173	92	108	363
Attributable to discontinued operations	43	28	22	14	66

Non-GAAP net income	7,179	1,693	3,767	1,500	6,218

Non –GAAP net income per share , basic and diluted	0.20	0.05	0.11	0.04	0.18

Gross margin on GAAP basis from continuing operations	48.9%	49.1%	49.2%	50.5%	41.0%
Reported gross profit on GAAP basis	21,444	18,004	11,155	10,007	32,490

Effect of FIT reorganization (3)	-	-	-	-	4,931
Share-based compensation	19	17	9	15	31

Non- GAAP gross margin	21,463	18,021	11,164	10,022	47.3%
Non-GAAP gross profit	48.9%	49.1%	49.2%	50.5%	37,452

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis from continuing operations	(9,567)	620	(11,012)	776	2,019
Settlement expense (1)	13,000	-	13,000	-	-
Effect of FIT reorganization (3)	-	-	-	-	872
Share-based compensation	184	173	92	108	363

Non-GAAP operating income	3,617	793	2,080	884	3,254

(1)	During the three and the six months ended June 30, 2017, the Company recorded a provision of $13 million ($12 million net of tax) in conjunction settlement with Rudolph Technologies Inc.

(2)
During the three and the six months ended June 30, 2017 the Company recorded net income of $4.5 million as a result of a decrease in the valuation allowance on deferred tax assets following the evaluation of the realizability of the assets based on projected future earnings.

(3)
During the year ended December 31, 2016, the Company recorded reorganization costs with regard to the FIT activities of  $0.9 million, consisting of: (1) inventory and fixed asset write-offs of $4.9 million, recorded under cost of revenues line item; (2) other expenses of $0.1 million, recorded under cost of revenues line item; (3) fixed asset write-offs of $0.7 million, recorded under operating expenses; (4) other expenses of $0.2 million, recorded under operating expenses; and (5) income from write-off of liabilities to OCS $5.0 million, recorded under operating expenses.

(4)
During the three and the six months ended June 30, 2016 and the twelve months ended December 31, 2016, the Company recorded acquisition expenses of $0.2 million, $0.1 million and $0.2 million, respectively, consisting of revaluation adjustments of $0.2 million, $0.1 million and $0.2 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item.